TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Taseko Mines Limited ("Taseko", or the "Company") as at and for the three months ended March 31, 2005.

This MD&A is prepared as of May 5, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two advanced exploration projects: the Prosperity gold-copper project and the Harmony gold project. There have been no recent activities on the Prosperity and Harmony projects.

Gibraltar mine

Second Quarter Highlights

  The Gibraltar mine attained commercial production for copper and molybdenum concentrates by the end of the quarter.

  Copper production was 14,156,000 pounds during the quarter, 84% of plan, primarily because of adverse weather conditions in January. During the quarter, 14,137,000 pounds of payable copper in concentrate was sold at an average realized selling price of US$1.45 per pound.

  Molybdenum production was 141,295 pounds during quarter, 63% of plan, due to the delay in commissioning of the molybdenum circuit until February. In the quarter, 77,660 pounds of molybdenum in concentrate was sold at an average net realized selling price of US$27.00 per pound.

  The British Columbia Labour Relations Board confirmed the validity of the Gibraltar-Ledcor Joint Venture and the legitimacy of the union with which Ledcor has a collective agreement ratified in September, 2004.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Joint Venture

The Gibraltar mine is operated under a Joint Venture Operating Agreement (“the Joint Venture”) with Ledcor Mining Ltd. (“Ledcor”). Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd., (“Gibraltar”)) has an 85% interest in the residual profits of the Joint Venture (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor has a 15% interest in the residual profits. The Joint Venture holds both rights to operate the mine, and leases on certain mining equipment, including a new electric shovel and five new mine haul trucks, but the mill and other mine assets, including mineral titles belong to Gibraltar. The Joint Venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed assets as well as for services they respectively contribute to the Joint Venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration, and Ledcor, as Operator of the Joint Venture, has primary responsibility for carrying out all mining and milling activities as well as recruitment of personnel and maintenance of the equipment and facilities.

Gibraltar Mine Performance

Quarter two is the first quarter of commercial production at Gibraltar, and planned production levels were not achieved until the end of the quarter. The copper circuit commenced initial operations in October 2004, and the first copper concentrate was shipped to an Asian smelter in December 2004. A major upgrade to the molybdenum circuit was started in the first quarter, and the molybdenum circuit was commissioned during the second quarter in February. The first molybdenum in concentrate was sold in March 2005.

During the second quarter 14,156,000 pounds of copper in concentrate was produced and 141,295 pounds of molybdenum in concentrate was produced. Molybdenum produced in February and March was 80% of plan, as circuit commissioning was underway.

Mining operations achieved the planned daily mining rate of 117,400 tons per day in November 2004 and maintained this production rate through the quarter ending March 31, 2005. The tons of ore mined were 15% higher and the average copper grade mined was 6% higher compared with the tons and grade contemplated by the original mine plan, as secondary enriched, near-surface material that was not included in the original plan was mined during this period. Since mining has now moved into the primary ore in the pit, tons and grade of the material mined are now expected to be more consistent with original mineral reserve estimates.

Crusher throughput, and consequently mill throughput, was adversely affected from October 2004 through January 2005 by the wet, fine supergene and oxidized near-surface material which was being treated. The challenges of this material were compounded by extreme cold, and then wet weather conditions in January. The copper recovery from this material was slightly better than expected (76.8% versus planned 76.0%), but pounds of copper produced were down due to lower tons treated. Overall performance and recoveries are improving as the mining progresses into the primary ore. Grinding throughput has been adversely affected by the processing of courser ore feed during February and March, as a result of the crushing and screening circuit not being optimized for the harder primary ore. Modifications to the crushing plant were well advanced at the end of the quarter and are scheduled to be completed in the third quarter.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table is a summary of the operating statistics for the second quarter compared to plan.

	Actual	Plan	Variance	Comments
Ore + Waste mined (tons)	10,568,500	10,800,00	(231,500)
Ore milled (tons)	2,802,200	3,564,000	(761,800)	Lower tons milled due to crushing & screening problems in January and harder/coarser ore
Stripping ratio	2.8	2.0	0.8

Copper grade (%)	0.328	0.314	0.014
Molybdenum grade (%)	0.011	0.010	0.001

Copper recovery	76.8	76.0	0.8
Molybdenum recovery	21.4	30.8	(9.4)	No production in January

Copper production (lbs)	14,156,000	17,010,300	(2,854,300)	Reduced tons milled
Molybdenum production (lbs)	141,295	223,800	(82,505)	Moly circuit commenced production in February

Copper Production Cost, net of By product credits	US$1.18	US$0.78	(US$0.40)
OPC (1) transport & treatment	US$0.28	US$0.26	(US$0.02)
Total cash costs of production	US$1.46	US$1.04	(US$0.42)

Copper sales (lbs payable)	14,137,000	16,413,500	(2,276,500)
Molybdenum sales (lbs)	77,660	223,800	(146,140)

(1) OPC – Off property costs are concentrate transportation, smelting and refining costs.

There are no comparable figures from the previous quarter as commercial operations had not yet been achieved.

Taseko is pleased to report that there has been no time lost to accidents since the October 2004 start up. Manpower at the end of the quarter was 242 personnel, compared to the planned complement of 253.

Mineral Reserves and Resources

According to a March 2005 technical report by J. W. Hendry, P.Eng., and C.S. Wallis, P.Geo., of Roscoe Postle Associates Inc., estimated sulphide and oxide mineral resources on the property prior to the start of operations included measured resources of about 606.5 million tons grading 0.29% copper and 0.008% molybdenum and 230.7 million tons of indicated resources grading 0.271% copper and 0.008% molybdenum. These mineral resources include the proven and probable reserves described below.

Based on the 12 year mine plan, proven and probable reserves are comprised of 163.5 million tons grading 0.313% copper and 0.010% molybdenum of sulphide mineralization and 16.5 million tons of oxide mineralization at 0.148% copper. The sulphide reserves were estimated using a 0.20% copper cutoff and the oxide mineralization at a 0.10% acid soluble copper cut-off. The average stripping ratio over the life of the mine plan is 1.8:1. The forecast daily mining rate is 117,400 tons and the average mill throughput is projected to be 36,675 tons per day.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Forecast

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, the Company is updating its forecast metal production for the year. In the mine plan, the 2005 budget for copper and molybdenum production was 63,441,000 pounds and 908,000 pounds, respectively. The forecast for the balance of the year is as follows:

	Q1	Q2	Q3 (1)	Q4 (1)	Total 2005
Copper (millions lbs)	12.1	14.2	16.1	16.2	58.6
Molybdenum (thousands lbs)	0	141	193	207	541
Copper production costs, net of OPC & By-Product Credits	N/A	US$1.18	US$0.70	US$0.63	US$0.82
OPC transport & treatment	N/A	US$0.28	US$0.28	US$0.28	US$0.28
Total cash costs of production	N/A	US$1.46	US$0.98	US$0.91	US$1.10

(1) Q3 and Q4 costs projected at US$30/lb. molybdenum (by-product credit) and $0.81 Canadian/US exchange rate.

Labour Relations Board Issue Resolved

The Company and its former union, the National Automobile, Aerospace, Transportation and General Workers Union of Canada (the “CAW”), appeared before the British Columbia Labour Relations Board (“BCLRB”), which ruled on June 29, 2004 (the “Original Decision”) that the Company was entitled to contract with Ledcor to commission and start up the Gibraltar mine. Further, the BCLRB ruled that once the majority of workers on the Gibraltar site consist of the longer term mining and mill operating personnel, a vote would be held to determine which union would represent those employees – the CAW, or the Christian Labour Association of Canada (“CLAC”), which represent Ledcor’s employees. CLAC had ratified a collective agreement with Ledcor, the operator at the Gibraltar Mine site, in September 2004.

The CAW applied for leave and reconsideration of the Original Decision, on the basis that the Joint Venture (“JV”) formed to operate the Gibraltar mine had not proceeded in a manner represented to the original BCLRB panel. A representation vote was held on November 15 and 16, 2004, but before the vote could be counted, the BCLRB had to be satisfied that the terms of the JV Agreement had been implemented and the necessary elements of a successorship had been established. The ballot boxes were ordered sealed by the BCLRB, pending those determinations. A series of submissions were made by the unions and the JV in December 2004 and January 2005.

On February 16, 2005, Taseko and Ledcor received a BCLRB ruling that confirmed the joint venture was indeed the valid successor employer for the Gibraltar operation and, accordingly, the BCLRB directed the parties to count the ballots from the representation vote, originally held in November 2004, to determine which union would represent the employees. The ballots were counted on February 21, 2005; 74% of the workers voted for the CLAC union.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Refinery Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrates at the site rather than sending these concentrates to an offshore smelter for treatment.

With operations now underway at Gibraltar, the mine technical personnel are turning their focus to updating the refinery feasibility study, and this includes assessing competing technologies and refinery permitting conditions. The British Columbia Environmental Assessment (BCEA) Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations at, or in the vicinity of, the fully permitted Gibraltar mine and would be dedicated to mine operations at the site.

Prosperity and Harmony Update

The Prosperity property, located 125 kilometres southwest of Williams Lake in south-central British Columbia, hosts a large gold–copper deposit. To date, in excess of $55 million has been spent on exploration and geotechnical, engineering and environmental investigations, with most work done prior to 2001. With current gold and copper prices, Taseko is in the process of reassessing the project. Discussions are on-going with local First Nation groups.

The Company’s Harmony gold project, located on Graham Island, off the west coast of British Columbia, hosts a large gold deposit. The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims which are subject to ongoing discussions. In addition, a formal land use planning process for the Queen Charlotte Islands-Haida Gwaii, co-sponsored by the Province and the Haida, was initiated in mid-2003. At this time, recommendations from the land use table and terms of reference for further discussions are being finalized to be used by the BC government and the Haida for government to government negotiations.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.49/lb over the first four months of 2005.

Gold prices also continued an overall uptrend, averaging US$410/oz in 2004. Gold prices have averaged approximately US$429/oz over the first four months of 2005.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by year end. Molybdenum oxide prices were in the range of US$32.00/lb at the end of the first quarter of 2005.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2004	2003	2002
Balance Sheet	(restated)	(restated)	(restated)
Current assets	$18,064,003	$3,832,059	$478,982
Mineral properties	3,000	28,813,296	28,813,296
Other assets	112,799,415	16,825,852	18,580,835
Total assets	130,866,418	49,471,207	47,873,113

Current liabilities	40,179,912	3,851,136	7,038,456
Other liabilities	79,527,000	9,472,727	8,611,570
Shareholders’ equity	11,159,506	36,147,344	32,223,087
Total shareholders’ equity & liabilities	130,866,418	49,471,207	47,873,113

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2004	2003	2002
Operations	(restated)	(restated)	(restated)
Conference and travel	$93,071	$43,398	$44,429
Consulting	251,790	178,104	133,672
Corporation taxes	45,352	76,135	577,228
Depreciation, amortization and accretion	964,569	903,721	784,718
Exploration	4,456,901	2,024,671	1,954,839
Interest and finance charges	499,294	201,942	507,790
Legal, accounting and audit	458,238	169,356	334,492
Office and administration	599,450	292,853	247,061
Premium paid for acquisition of Gibraltar
Reclamation Trust Limited Partnership	5,095,249	–	–
Property investigation	141,067	–	–
Refinery project	–	500,000	1,698,826
Restart project	14,982,008	–	–
Shareholder communication	657,342	74,687	90,835
Trust and filing	88,530	21,113	36,802
Interest and other (income)	(6,904,209)	(721,480)	(551,842)
Gain on sale of property, plant and equipment	–	(131,638)	(1,314)
Income taxes	23,744,000	–	–
Write down of mineral property acquisition costs	28,810,296	–	600,000
Stock-based compensation	5,172,244	65,344	–
Loss for the period	79,155,192	3,698,206	6,457,536

Accretion expense	977,705	888,823	808,021

Basic and diluted loss per share	$(1.07)	$(0.09)	$(0.24)

Weighted average number of
common shares outstanding	75,113,426	46,984,378	30,338,098

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s loss for the second quarter of fiscal 2005 was $1.96 million, which is a decrease from the previous quarter’s loss of $5.7 million and the $7.0 million loss in the second quarter of fiscal 2004. The loss relates mainly to lower than expected copper concentrate production and sales, as well as a delay in the commissioning of Gibraltar’s upgraded molybdenum circuit. Commercial production at the Gibraltar mine commenced in the current quarter, consequently, there was a decline in the loss from the previous quarter when the Company was incurring substantial restart costs. At March 31, 2005, there was 10,602 Dry Metric Tonnes of copper concentrate inventory valued at $7.3 million, and 63,700 pounds of molybdenum in concentrate inventory, which has been assigned a $0 value for financial statements reporting purposes, but on a realizable selling price basis represents approximately $2.1 million.

During the second quarter, and for the first time since restart, Gibraltar reported copper concentrate revenues of $25.4 million. Minesite operating costs were $23.5 million, and treatment and transportation charges were $3.8 million. Sales of molybdenum were $2.5 million and were shown as by-product revenue, and a reduction of minesite operating costs. The average selling price per pound realized in the quarter was US$1.45 for copper and net US$27 for molybdenum.

Total net operating costs for the quarter were $23.5 million including the cost of milling ($9.0 million), mining ($14.1 million), mine administration ($1.7 million), a concentrate inventory adjustment ($1.2 million) and a credit for molybdenum sales ($2.5 million). As this was the first quarter of commercial production, there were no similar expenditures in previous periods.

Net expenses for the quarter were $0.8 million (before a credit of $1.2 million), compared to expenses of $3.1 million in the previous quarter and $6.8 million in the second quarter of fiscal 2004. The $1.2 million credit is an operating expense from the previous quarter that has been classified as capital equipment.

Administrative costs increased from the previous quarter. The main increases were in the areas of shareholder communications (Q1 2005 – $52,822; Q2 2005 - $112,241), administrative salaries and office costs (Q1 2005 – $164,316; Q2 2005 – $236,804) and stock based compensation (Q1 2005 – $164,549; Q2 2005 – $392,697). Costs were higher in this quarter because of the increase in activity related to the commencement of production.

Interest and other income was $1.9 million, while offsetting royalty expense amounted to $2.0 million, both principally related to the Red Mile Resources No. 2 Limited Partnership, while foreign exchange gains from operations were $0.4 million.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2005	2004	2004	2004	2004	2003	2003	2003
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	30,113,605	25,442,463	18,064,003	20,190,322	28,903,882	10,104,482	3,832,059	4,647,965
Mineral properties	3,000	3,000	3,000	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296
Other assets	101,133,393	95,853,800	112,799,415	28,382,111	19,802,665	16,868,994	16,825,852	16,633,867
Total assets	131,249,998	121,299,263	130,866,418	77,385,729	77,519,843	55,786,772	49,471,207	50,095,128

Current liabilities	35,809,336	34,756,552	40,179,912	4,082,614	1,411,538	3,786,070	3,851,136	3,490,173
Other liabilities	82,246,615	79,915,534	79,527,000	10,183,182	9,946,364	9,709,546	9,472,727	9,257,438
Shareholders’ equity	13,194,047	6,627,177	11,159,506	63,119,933	66,161,941	42,291,156	36,147,344	37,347,517
Total shareholders’ equity
and liabilities	131,249,998	121,299,263	130,866,418	77,385,729	77,519,843	55,786,772	49,471,207	50,095,128

Revenue	(25,429,196)	–	–	–	–	–	–	–
Minesite operating costs	23,470,000	–	–	–	–	–	–	–
Transportation and treatment	3,847,703	–	–	–	–	–	–	–
Deprecation, amortization and
accretion	526,506	383,500	253,435	237,044	237,044	237,046	256,883	215,633
Expenses:
Conference and travel	11,281	12,995	11,689	19,062	22,051	40,269	4,449	12,492
Consulting	65,944	63,760	56,450	94,875	(10,462)	110,927	30,118	40,309
Corporation taxes	–	554	14,184	20,000	11,168	–	101,308	(44,911)
Exploration	11,694	32,047	(1,856,606)	3,939,477	975,538	1,398,492	602,443	449,458
Interest and finance charges	47,830	41,785	18,138	452,616	9,201	19,339	124,213	25,952
Legal, accounting and audit	79,317	97,146	325,567	92,940	22,913	16,818	40,526	53,960
Office and administration	236,804	164,316	88,512	199,224	189,976	121,738	98,580	78,827
Premium paid for GRTLP	–	–	–	–	5,095,249	–	–	–
Property investigation	–	–	4	–	–	141,063	(47,805)	37,071
Refinery project	–	–	–	–	–	–	–	500,000
Restart project	(1,214,796)	8,172,814	14,982,008	–	–	–	–	–
Royalty expense	2,047,186	–	–	–	–	–	–	–
Shareholder communications	112,241	52,822	34,142	18,694	530,704	73,802	7,833	4,223
Trust and filing	67,787	6,114	53,052	13,842	17,241	4,395	1,250	8,421
Interest and other (income)	(1,934,000)	(5,735,716)	(6,214,851)	(228,670)	(325,399)	(135,289)	(129,811)	(353,537)
Gain on sale of property plant
and equipment	(17,000)	2,177,992	–	–	–	–	–	–
Income taxes	–	–	23,744,000	–	–	–	–	–
Foreign exchange	(357,051)	51,448	–	–	–	–	–	–
Write down of mineral property
acquisition costs	–	–	28,810,296	–	–	–	–	–
Stock-based compensation	392,697	164,549	2,035,178	1,526,084	296,686	1,314,296	65,344	–
Loss for the period	1,964,947	5,686,126	62,355,198	6,385,188	7,071,910	3,342,896	1,155,331	1,027,898

Accretion expense on
convertible debenture	267,027	269,975	245,431	244,091	242,752	245,431	888,823	–

Basic and diluted loss per
share	(0.02)	(0.06)	(0.82)	(0.08)	(0.11)	(0.06)	(0.04)	(0.02)

Weighted average number of
common shares outstanding
(thousands)	97,781	95,774	75,113	84,210	72,609	57,481	46,984	53,635

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically, Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company’s balance sheet.

Reclamation deposits totaling approximately $17.8 million, including interest, and certain plant and equipment are secured to fund reclamation at the Gibraltar, Prosperity and Harmony properties. The $26.6 million liability shown as tracking preferred shares of the subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity in the balance sheet.

At March 31, 2005, Taseko had a working capital deficiency of $5.7 million, as compared $9.3 million deficiency at the end of December 2004, and positive working capital of $27.5 million at March 31, 2004. The increase in working capital from the end of the previous quarter was primarily a result of proceeds received on copper and molybdenum shipments during the quarter, and from the proceeds of an equity private placement (of $7.5 million) announced in February 2005. The working capital deficiency is caused primarily by a potential tax provision (see below).

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. Further, the Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum sales along with the funds from a $7.5 million financing, completed in February 2005, will be sufficient to cover operating costs and working capital during 2005.

1.7 Capital Resources

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million. In May 2004, the Company entered into an agreement to purchase five mining trucks for approximately US$8.2 million. Subsequent to September 30, 2004, the Company entered into arrangement with Ledcor Mining Ltd. (“Ledcor”), whereby the shovel and trucks were sold to a third party leasing company. Ledcor has subsequently leased the equipment and will be reimbursed for making the equipment available to the Joint Venture in order to facilitate the operation of the Gibraltar mine.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. At March 31, 2005, there was $1.43 million outstanding on this operating line of credit.

The Company has various loans on its on-road vehicles totaling $500,070, of which $209,474 is current.

1.8 Off-Balance Sheet Arrangements

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership, which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”) for $17.1 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the start-up transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares each having a value of $2.00 each.

In March 2004, Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 7% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate any royalty entitlement held by the GRT Partnership.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $234,281 in the second quarter of fiscal 2005, as compared to $177,357 in the previous quarter and decreased as compared to $203,317 in the second quarter of 2004.

Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company. During the three months ended March 31, 2005, the Company paid approximately $40,000 to this private company as compared to $58,000 in the previous quarter.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10 Fourth Quarter

No applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  revenue recognition,
  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  reclamation obligation, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Revenue recognition

Revenue from the sale of copper concentrate is recorded at market prices when title is transferred and the rights and obligations of ownership have passed to the customer. Concentrate sales are provisionally priced at the time of shipment and are typically subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments are recorded to revenue in the period of final settlement.

Proceeds from the sale of by-products, such as molybdenum, are credited to minesite operating costs.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

The carrying value of property, plant, and equipment is dependant on rates used for depreciation, which themselves are estimates.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Site closure and reclamation obligation

The Company has an obligation to close and reclaim its properties, and has estimated the costs necessary to comply with existing reclamation standards. At March 31, 2005 the Company has estimated total site closure and reclamation costs to be $32.7 million for its current properties. The estimates are reviewed both in-house and by outside consultants and government authorities on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis. Changes in this estimate could cause a significant charge to the reclamation expense recorded during a period.

1.13 Change in Accounting Policies including Initial Adoption

Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Prior to adoption of HB 3110, a reserve for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards.

The Company adopted HB 3110 retroactively with restatement of prior periods presented.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 5, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				103,192,316

Share purchase options	May 9, 2005	$0.38	20,000
	July 29, 2005	0.25	30,000
	September 29, 2006	0.55	1,780,000
	September 20, 2005	0.81	15,000
	September 20, 2005	1.40	100,000
	September 20, 2005	1.65	45,000
	September 20, 2006	1.40	3,490,500
	September 29, 2006	1.36	1,970,000
	September 29, 2006	1.50	10,000	7,460,500

Warrants	January 8, 2006	0.40	375,000
	December 31, 2005	0.75	4,113,332
	September 28, 2006	2.25	8,000,000
	September 18, 2006	1.66	5,204,361	17,692,693

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.